

June 8, 2015

Via E-mail
Albert P.L. Stroucken
Chief Executive Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

> **Re:**   **Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 11, 2015**
> **File No. 1-9576**
> **Owens-Illinois Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 11, 2015**
> **File No. 33-13061-01**

Dear Mr. Stroucken:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Owens-Illinois, Inc. Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations – Comparison of 2014 with 2013, page 28

1.   You disclose that declines in net sales for 2014 were due in part to lower sales to major domestic beer brands in North America and weaker demand in the domestic beer and export wine markets in Australia. Additionally, on page 29 you cite higher supply chain and production costs in North America and lower production volumes in Asia Pacific as contributors to a 4% decrease in segment operating profit during 2014. You also

disclose, on page 46, that although your U.S. operations are in a three-year cumulative income position, you considered other available positive and negative evidence and determined it was appropriate to continue to record a valuation allowance against your deferred tax assets in the U.S. It appears to us that, to some extent, you believe negative trends may continue in the future. Please ensure your MD&A in annual and quarterly filings adequately address the reasons for any negatives trends, the extent to which you expect the trends may continue, and how you expect the trends to impact your results and liquidity. To the extent applicable, please separately address negative trends related to your industry and negative trends related to your market share.

Consolidated Financial Statements

5. Equity Method Investments, page 63

2.   Given the amount of your equity earnings as a percentage of consolidated pre-tax earnings from continuing operations, please demonstrate to us how you determined additional financial statements are not required under Rule 3-09 of Regulation S-X for each period presented.

13. Contingencies, page 86

3.   We note that over the three most recent fiscal years, the amount of your asbestos-related payments have been relatively consistent with your annual accruals for future asbestos-related costs. You disclose, on page 89, that a reasonable estimation of the probable amount of the liability for claims not yet asserted against the Company is not possible beyond a period of "several years." Please address the following:

- Tell us the specific time frame you use to determine your asbestos-related liability and explain how you determined that this time frame is appropriate in light of your extensive claims experience;

- Clarify for us if you use different time frames for various aspects of your asbestos-related liability (such as asserted and unasserted claims) and if so, explain the time frames used and the reasons for this approach;

- Tell us the amount or percentage of your total liability related to various aspects of your asbestos-related liability, including asserted claims, unasserted claims and legal costs;

- Tell us the most significant assumptions underlying your asbestos-related liability, including the impact of and reasons for changes in those assumptions during each period presented;

- Tell us the average settlement per claim during each period presented; and

- Refer to ASC 450-20-50-3 and 50-4 and tell us how you considered disclosing a range of reasonably possible losses in excess of your asbestos-related accrual. Given your significant experience with 395,000 plaintiffs and claimants over the past 21 years, if the likelihood of incurring a material additional loss is reasonably possible but you believe a range cannot be estimated, please supplementally provide us a comprehensive explanation as to why a range cannot be estimated.

Owens-Illinois Group, Inc. Form 10-K for the Year Ended December 31, 2014

General

4.   Please also address the above comments in your filings for Owens-Illinois Group, Inc. as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief